Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, Texas 77094

June 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Liz Packebusch, Staff Attorney
Ms. Laura Nicholson, Special Counsel

Re:	Diamond Offshore Drilling, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 27, 2021
File No. 333-257281

Dear Ms. Packebusch and Ms. Nicholson:

Diamond Offshore Drilling, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 15, 2021 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed August 27, 2021. In connection with the response to the Comment Letter, the Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-3 which includes changes that reflect responses to the Staff’s comment.

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment (together with the prior comment 1 that it refers to) before the corresponding response.

General

We note your response to prior comment 1, and re-issue such comment. In that regard, we note your disclosure that there is currently no established public trading market for the shares, and that you do not currently intend to apply for a listing of the shares on a national securities exchange, quotation system or other recognized trading system. Please revise your prospectus cover page, and elsewhere as appropriate, to disclose a fixed price or bona fide price range at which the shares of your common stock will be sold by the selling stockholders. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Prior Comment 1

We note your disclosure that selling stockholders will determine at what price they may sell the shares offered by this prospectus, and such sales may be made at fixed prices, prevailing market prices at the time of the sale, varying prices determined at the time of sale, or negotiated prices. We further note your disclosure that there is currently no established public trading market for the shares, and that you do not currently intend to apply for a listing of the common stock on a national securities exchange. Accordingly, please revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of your common stock will be sold until such shares are listed on a national securities exchange or quoted on a trading market such as the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response:

In August 2021, the Company did not intend to apply for a listing of the Company’s common stock (“Common Stock”) on a national securities exchange, quotation system or other recognized trading system. Subsequently, however, in the first quarter of 2022, the Company received approval to relist the Company’s Common Stock on the New York Stock Exchange (“NYSE”) under the ticker symbol “DO.” The Common Stock commenced trading on the NYSE on March 30, 2022. Consequently, because the shares of Common Stock are now listed on a national securities exchange, they may be sold at prevailing market prices or in privately negotiated transactions, as indicated in the Staff’s comments.

We have revised the prospectus cover page, and elsewhere as appropriate, to remove the previous disclosure to the effect that there is currently no established public trading market for the shares. Because there is now an established public trading market for the Common Stock, instead of disclosing an initial fixed price or bona fide price range at which the shares of Common Stock will be sold, we have added disclosure with respect to the Common Stock’s NYSE listing, trading symbol and last reported sale price, in accordance with Instruction 2 to Item 501(b)(3) of Regulation S-K. This new disclosure appears on the prospectus cover page and elsewhere in the prospectus as appropriate.

If you have any questions or comments concerning this matter, please contact the Company’s counsel, Shelton M. Vaughan, of Duane Morris LLP, at (713) 402-3906.

Very truly yours,

/s/ David L. Roland

David L. Roland

Senior Vice President, General Counsel and

Secretary

cc:	Shelton M. Vaughan, Esq., Duane Morris LLP